Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2014
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,498,184

Group shareholders’ equity	£m

Called up share capital	4,125

Share premium account	16,684

Other reserves	2,724

Other equity instruments	4,322

Retained earnings	31,712

Shareholders’ equity excluding non-controlling interests	59,567

Non-controlling interests	6,391

Total shareholders’ equity	65,958

Group indebtedness(1)

Subordinated liabilities	21,153

Debt securities in issue	86,099

Total indebtedness	107,252

Total capitalisation and indebtedness	173,210

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	14,547

Performance guarantees, acceptances and endorsements	6,777

Total contingent liabilities	21,324

Documentary credits and other short-term trade related transactions	1,091

Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments	290,171

1.	“Group indebtedness” includes interest accrued as at 31 Dec 2014 in accordance with International Financial Reporting Standards.

Barclays PLC